Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Announces Collaboration Expansion with Bristol Myers
Squibb alongside $20 Million Equity Investment

•	Investment is intended to enhance the strategic collaboration between Compugen and Bristol Myers Squibb and support the continued execution of the clinical programs

•
Ongoing clinical programs aimed at testing Compugen’s DNAM axis hypothesis, targeting PVRIG, TIGIT and PD-1 include cohort expansion studies in selected tumor types of the dual combination of COM701 with nivolumab and the triple combination of COM701 with nivolumab and BMS investigational anti-TIGIT antibody BMS- 986207

HOLON, ISRAEL November 11, 2021– Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, announced today that Bristol Myers Squibb (NYSE: BMY) completed its $20 million investment in Compugen  in consideration for the issuance of 2,332,815 shares of Compugen purchased at $8.57333 per share, representing a 33% premium over the closing price on November 9, 2021.

As part of the expansion of the collaboration, a joint steering committee has been formed to facilitate strategic oversight and guidance for the programs run under the collaboration. This will run alongside the existing joint development committee which acts at an operational level.

“Bristol Myers Squibb’s strategic investment in Compugen strengthens our relationship and the goal of both companies to take forward our clinical studies conducted under our collaboration in bringing innovative therapies to cancer patients,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “We value Bristol Myers Squibb’s continued support of Compugen and in our evaluation of our DNAM axis hypothesis by testing COM701 in combination with nivolumab as a dual combination and in combination with nivolumab and BMS-986207 as a triple combination targeting PVRIG, PD-1 and TIGIT.”

About COM701
COM701 is a humanized antibody that binds with high affinity to PVRIG, a novel immune checkpoint discovered computationally by Compugen, blocking the interaction with its ligand, PVRL2. In pre-clinical studies, blockade of PVRIG by COM701 has demonstrated potent, reproducible enhancement of T cell activation, consistent with the desired mechanism of action of activating T cells in the tumor microenvironment to generate anti-tumor immune responses. Compugen has identified PVRIG and TIGIT as key parallel and complementary inhibitory pathways in the DNAM axis, which also intersect with the well-established PD-1 pathway. Research from Compugen suggests that these three pathways have different dominance in different tumor types and patients, implying that to induce effective antitumor responses, certain patient populations may require the blockade of different combinations of these three pathways. To test this hypothesis, Compugen has established a science-driven, biomarker informed clinical program, which evaluates different combinations of these axis members across tumor types. Compugen is the only company with clinical assets targeting both PVRIG and TIGIT in its portfolio allowing it to explore the potential of blocking these parallel and complementary members of the DNAM axis comprehensively to drive robust immune responses.

About Compugen
Compugen is a clinical-stage discovery and development company utilizing its broadly applicable, predictive computational discovery platforms to identify novel drug targets and develop therapeutics in the field of cancer immunotherapy. Compugen’s lead product candidate, COM701, a potentially first-in-class anti-PVRIG antibody, for the treatment of solid tumors, is undergoing Phase 1 studies as a single agent and in dual, and triple combinations. COM902, Compugen’s second fully owned clinical antibody targeting TIGIT, for the treatment of solid and hematological tumors, is undergoing Phase 1 studies as a single agent and in dual combination. Partnered programs include bapotulimab, a therapeutic antibody in Phase 1 development targeting ILDR2 licensed to Bayer under a research and discovery collaboration and license agreement, and AZD2936, a TIGIT/PD-1 bispecific in Phase 1 development derived from COM902 through a license agreement with AstraZeneca for the development of bispecific and multi-specific antibodies. Compugen’s therapeutic pipeline of early-stage immuno-oncology programs includes myeloid targets. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen’s corporate website at www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to the intention of the parties to enhance the strategic collaboration between Compugen and Bristol Myers Squibb to support the continued execution of the clinical studies conducted under the collaboration with Bristol Myers Squibb; or to the aim of the ongoing clinical programs at testing Compugen’s DNAM axis hypothesis, targeting PVRIG, TIGIT and PD-1 and to include cohort expansion studies in selected tumor types. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the effect of the global COVID-19 pandemic may continue to negatively impact the global economy and may also adversely affect Compugen’s business; clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete our trials on the timelines we expect; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:
Yvonne Naughton, PhD
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071

Investor Relations Contact:
John Mullaly
LifeSci Advisors, LLC
Email: jmullaly@lifesciadvisors.com
Tel: +1 (617) 429-3548